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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934



              AMERI-CAN RAILWAY SYSTEMS, INCORPORATED
          (Name of Small Business Issuer in its charter)

    NEW HAMPSHIRE                                  14-1805077
(State or other jurisdiction                    (I.R.S. Employer
of incorporation or organization)               Identification No.)


      100 WALNUT STREET -  CHAMPLAIN, NEW YORK      12919
      (Address of principal executive offices)    (Zip Code)


          Issuer's telephone number, (518) 298-2042


Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered

COMMON STOCK                             OTCBB       NASDAQ


Securities to be registered under Section 12(g) of the Act:

                    COMMON STOCK       $000.1
                    ____________________________
                         (Title of class)


                    ____________________________
                         (Title of class)



       Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2336 (3/97)

                       GENERAL INSTRUCTIONS

 A. Use of Form 10-SB.

 1. This Form may be used by a "small business issuer," defined in Rule 12b-2 (Sect. 240.12b-2) of the Securities Exchange Act of 1934 (the "Exchange Act"), to register a class of securities under Section 12(b) or (g) of the Exchange Act. For further information as to eligibility to use this form see Item 10(a) of Regulation S-B (17 CFR 228.10 et seg.).

 2. If the small business issuer is not organized under the laws of any of the states of or the United States of America, it shall at the time of filing this registration statement, file with the Commission a written irrevocable consent and power of attorney on Form FX [Sect. 239.42]. Any change to the name or address of the agent for service of the issuer shall be communicated promptly to the Commission through amendment of the requisite form and referencing the file number of the registration statement.

 B. Signature and Filing of Registration Statement.

 1. File three "complete" copies and five "additional" copies of the registration statement with the Commission and file at least one complete copy with each exchange on which the securities will be registered. A "complete" copy includes financial statements, exhibits and all other papers and documents. An "additional" copy excludes exhibits.

 2. Manually sign at least one copy of the report filed with the Commission and each exchange; other copies should have typed or printed signatures.

 C. Information to be Incorporated by Reference.

 Refer to Rule 12b-23 (Sect. 240.12b-23 of this chapter) if information will be incorporated by reference from other documents in answer or partial answer to any item of this Form.


          INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Business.

   Furnish the information required by Item 101 of Regulation S-B.

Item 2.  Management's Discussion and Analysis or Plan of 0peration.

   Furnish the information required by Item 303 of Regulation S-B.

Item 3.  Description of Property.

   Furnish the information required by Item 102 of Regulation S-B.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

   Furnish the information required by Item 403 of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

   Furnish the information required by Item 401 of Regulation S-B.

Item 6.  Executive Compensation.

   Furnish the information required by Item 402 of Regulation S-B.

Item 7.  Certain Relationships and Related Transactions.

   Furnish the information required by Item 404 of Regulation S-B.

Item 8.  Legal Proceedings.

   Furnish the information required by Item 103 of Regulation S-B.

Item 9.  Market for Common Equity and Related Stockholder Matters.

   Furnish the information required by Item 201 of Regulation S-B


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



Item 10.  Recent Sales of Unregistered Securities.

   Furnish the information required by Item 701 of Regulation S-B.

Item 11.  Description of Securities.

   Furnish the information required by Item 202 of Regulation S-B.

Item 12.  Indemnification of Directors and Officers.

   Furnish the information required by Item 702 of Regulation S-B.

Item 13.  Financial Statements.

   Furnish the information required by Item 310 of Regulation S-B.

Item 14.  Changes In and Disagreements With Accountants on
          Accounting and Financial Disclosure.

   Furnish the information required by Item 304 of Regulation S-B.

Item 15.  Financial Statements and Exhibits.

   (a) List separately all financial statements filed as part of the registration statement.

   (b) Furnish the exhibits required by Item 601 of Regulation S-B.


                            SIGNATURES

  In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       _________________________
                                              (Registrant)

Date _____________________          By _________________________
                                               (Signature)*

 Print the name and title of each signing officer under his or her signature.

ITEM 1: DESCRIPTION OF BUSINESS

Business Development

Ameri-can Railway Systems Inc. is a developmental-stage company incorporated in New Hampshire on May 4, 1998. The Company may be deemed a successor company in fact to Ameri-Can Equipment Sales and Leasing, Inc. (the "Predecessor"), a Canadian corporation. The Company and the Predecessor have common ownership. The Company acquired certain assets and assumed certain liabilities of the Predecessor.

Bankruptcy or receivership: N/A

Material reclassification: N/A

Business of Issurer

The prime focus of Ameri-Can Railway Systems Inc. (ARS) is wireless private network management for railway traffic control and public safety. ARS designs, develops and commercializes new lines of railroad equipment products based on modern signaling, control and communications technologies. The Advance Warning System for railway level crossings is the first commercial product to be offered by ARS, and its technology is the foundation for an extensive family of wayside warning and wayside to train signaling products.

Railway signaling and control systems are used to provide advance warning of oncoming trains, and maintain adequate separation between trains on the same track and in switching areas where tracks cross or merge. They also facilitate train movements under centralized dispatcher control, classify freight cars, and provide warning systems for rail and highway grade crossings. Signaling system technology ranges from the use of microprocessors to 150-ton freight car retarders. The technology has evolved from relatively simple train separation schemes to the highly sophisticated systems that facilitate complete automation of both railway and rapid transit operations.

The ARS system makes innovative use of reliable, remote sensing equipment and radio communications technology, allowing the system to be priced much lower than competing systems. The ARS system is a complete line of intelligent microprocessor-based equipment for train detection, vital wireless communications, advanced warning systems, that provide general-purpose data acquisition and control capabilities for a wide variety of vital fail-safe railway applications.

The ARS Signaling System is composed of five modules: Web Sensors - that perform the wheel sensing functions:
Rail Sensor Processors - to control and process the signals from the sensors, and interface to the communications system.
Digital Communications Sub-System - that may be a data radio, dedicated wire lines or multi-drop system.
Application (Crossing) Processor - to collect and interpret sensor data from Remote Sensor Processors and perform the specific application functions.
Optional PC-based Diagnostics and Monitoring System - to maintain monitor and analyze the application system.

Two important advances have been secured in the ARS platform by eliminating the insulated joints used in conventional systems. In these systems a signal is triggered when the axle of a carriage creates a shunt across the insulated joints. Traditional competing railway crossing systems use insulated joints in the tracks:
Because the ARS system does not use insulated joints it is not prone to false triggering.
Because the ARS system eliminates insulated joints it reduces wheel damage, premature wheel wear, damaged tracks and, ultimately, potential derailments. It is estimated that each insulated joint costs $1,000 per year to maintain. With each crossing requiring at least one set of joints per track savings on maintenance add up very quickly.

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


The ARS Advanced Warning System offers optional features not available on competing systems. ARS has grouped its product offerings into three tiers, with each tier representing the product focus inherent in the product line.

Tier 1    Safety Systems
Tier 2    Wayside to train communications
Tier 3    Wayside and equipment monitoring

Using the same platform, many value-added operations are possible. For example, the ARS product in future can carry out predictive maintenance on trains. It can detect flat wheels and over-heated bearings on a rail car. Both of these problems are leading causes of train derailments. The ARS signaling system can identify potentially dangerous track and wheel situations so that early maintenance pre-empts accidents and derailments.

The ARS system is a boon to railway operating efficiency because it can give virtually instant feedback on the location of cars and freight, which includes logging and time-stamping of trains as they pass through a crossing. Plus, this innovative system will allow communication between trains and crossing signals to provide motorists with more complete information on train movements. Improved information creates safer conditions and benefits for the railways and their customers, as well as motorists and pedestrians.

ARS plans to distribute the Advance Warning System through an exclusive distributorship with Geismar/Modern Track Machinery Inc. (Geismar/MTM). Geismar/MTM has a worldwide sales network in over 100 countries. They are a premier manufacturer and distributor of light machinery and railway systems for the railroad industry. They command a major share of the North American markets.

ARS has completed the design, technical development, and beta testing of the Advanced Warning System and is now in pre-production testing. Canadian Pacific, among North America's largest and most technologically advanced railways, is participating in a trial of pre-productions systems. Once CP has completed its audit of the system, it is anticipated that ARS systems will be installed along many of North America's railway systems.

"US Freight Transportation Forecast...to 2003", a study conducted by DRI/McGraw-Hill, predicts that rail inter-modal and air freight will experience the largest percentage revenue gains of all transportation industries in the coming years. Air freight revenues will increase by 90% while rail inter-modal is forecast to grow 61%. Trucking revenue, while still 76% of total transportation revenue, is expected to decline by 2%, with the loss mainly to rail and air freight.

Despite growing public pressure, potential liabilities and threatened government legislation, there are still over 260,000 inadequately protected passive and private crossings in North America. These crossings remain unprotected as a result of the extremely high cost of installing and maintaining available crossing systems. While the railways would like to provide warning systems at every crossing the expense ($39 billion) of doing so is clearly beyond their means in a competitive transportation industry. Substantial government subsidies are available, but they do not come close to covering the cost of installing so many crossing systems.

On the tracks operated by these railways there are 220,000 passive and/or private crossings in the USA and 40,000 in Canada. Based on an average cost per crossing of US$30,000 per installation, the 260,000 passive crossings indicate a market worth US$7,800,000,000 for the ARS basic system.

This estimate does not include the approximately 80,000 public crossings in the USA and 15,000 in Canada which have some form of active warning system in place, nor does it include the crossings for the approximately 60 transit or passenger railways across North
America.

The Company visualizes that there is a strong market for a crossing advance control system which is substantially cheaper than the presently available systems from the four major suppliers. This price advantage, combined with the technical advantages described earlier, in management opinion provide a substantial market window.

There are four major suppliers of railway crossing systems:
Safetran Systems Corporation, Minneapolis, MN.
General Railway Signal Corporation, Rochester, NY.
United Switch & Signal Inc., Columbia, SC.
Harmon Industries Inc., Blue Springs, MO.


Sources and availability of Raw Materials:  N/A

Dependence on one or a few customers:  N/A

The company has applied for U.S. patent protection for its product. ARS has applied for patent protection for an Automated Railway Crossing in the USA and will pursue protection overseas through international patent treaties and local patent applications in appropriate markets. ARS has a United States patent pending application filed on January 23, 1998.

Government Approval: N/A

The government does not regulate private crossings at present and there are no specifications for passive crossings. FRA will hold an informal safety inquiry to review the concept of defining minimum safety standards for private crossings, or for certain categories of private crossings, up to and including standards for closure and consolidation under certain conditions. The inquiry will address the allocation of responsibilities and costs associated with private crossings and the need for dispute resolution mechanisms regarding that allocation.

Every year accidents at railway crossings claim the lives of more than 1600 people in North America. Railways are facing significant potential liabilities as a result of these court rulings. In addition mounting pressure from the public as well as municipalities, states, provinces and the federal government in the US and Canada is beginning to demand that all passive/private crossings have adequate advance warning systems.


Year 2000

Historically, certain computer programs were written using two digits rather that four to define the applicable year. Accordingly, the Company's software may recognize a date using "00" as 1900 rather than the year 2000, which could result in computer systems failures or miscalculations, commonly referred to as the Year 2000 ("Y2K") issue. The Y2K issue can arise at any point in the Company's supply, product development tools, and financial applications. Incomplete or untimely resolution of the Y2K issue by the company, key suppliers, customers and other parties could have a material adverse effect on the company's results of operations, financial condition and cash flows. The Company has developed a plan to modify its information technology to recognize the Year 2000 and has, to the extent necessary, begun analyzing and converting, where necessary, its critical data processing systems. Since many of the Company's systems and software are relatively new, management does not expect Year 2000 issues related to its own internal systems to be significant and does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. The Company is planning to initiate formal communications with certain of its significant equipment suppliers and service providers to determine the extent to which the Company's systems may be vulnerable to embedded technology such as micro-controllers. The Company currently expects the project to be completed in the third quarter of 1999. There can be no guarantee that the systems of suppliers or other companies on which the Company relies will be converted in a timely manner and will not have a material adverse effect on the Company's systems. To date the Company has not developed a formal contingency plan. The Company believes it is taking the steps necessary regarding Year 2000 compliance with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, prospects, financial condition and results of operations.


The Founders of the Company have contributed their knowledge and expertise to the Company in exchange for 5,250,739 number of common shares. (SEE DESCRIPTION OF LOCK-UP AGREEMENT) ARS has completed the design and technical development of the Advance Warning System, which offers significantly more features and functionality than envisioned in the original specification. The prototype system has been rigorously tested to insure that the communications and the wheel counting systems operate accurately at speeds of up to 175 miles per hour. Test and certification procedures (audit) of the pre-production system installed on CPR's main line started at the end of February 1999 and should take approximately 90 to 120 days. Upon successful completion of the certification process, the ARS Advance Warning System will be approved for installation along many other major Railways associated with CPR.


LOCK-UP AGREEMENT

On June 20, 1998, the Directors, Officers Advisors and certain initial investors to the Company entered into an Lock-up Agreement (the" Lock-up") with the Company, hereby agreeing that for a period of two (2) years from the date of the first of sales of the Company's stock to the public, under what is commonly referred to as a Regulation D-Rule 504 offering. The Directors, Officers Advisors agreed not to, directly or indirectly, offer, sell, grant any options to purchase or otherwise dispose of any of the 6,811,489 shares of Company Common Stock without prior written consent of the company, except that they may transfer any number of such shares to their children, by gift or otherwise, provided that any such shares will continue to be subject to the restriction set forth.


Compliance with environmental law:  N/A

Total employees and contractors number 7, full time employees are zero.


Reports to Security Holders:

The Company is not presently a reporting Company and does not file annual reports or other information with the securities exchange commission, On the effective date of this filing under the Securities Act, however, the Company will become a reporting Company. The Company intends to furnish it's shareholders with annual reports containing audited financial statements and quarterly reports containing un-audited summary financial information for each of the first three quarters of each fiscal year.

The public may read and copy all materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth St., N.W., Washington, D.C., 20549 or may obtain a information on the operation of the public
Reference Room by calling the SEC at 1-800-SEC-0330.


DILUTION

As of November 20, 1998, there were 9,726,489 shares of Common Stock. As of that date, the net tangible book value per share of Common Stock was $0.0014

"Dilution" represents the difference between the offering price of the Common Stock and the net tangible book value per share of Common Stock immediately after completion of the Offering. "Net tangible book value" is the amount that results from subtracting the total liabilities of the Company from its total tangible assets. Assuming all the shares offered are sold, and giving effect to the receipt of the net proceeds of this Offering, the projected net tangible book value of the Common Stock would be $210,128.00 or $0.0214 per share. Therefore, the purchasers of the Common Stock will suffer an immediate dilution of approximately $0.9786 per share while the present stockholders of the Company will receive an immediate increase of $0.0200 per share in the net tangible book value of the Common Stock held by them.







The following table summarizes the results of the sale of 100,000 shares of the Common Stock as described.

Offering Price of Stock                                             $1.000

Net Tangible Book Value before Offering                0.0014
Increase attributable to sale of Common Stock          0.0200

Net Tangible Book Value after Offering                               0.0214

Per share dilution to Purchaser                                     $0.9786


CAPITALIZATION

The following table sets forth the capitalization of the Company at January 30, 1999, and as adjusted, to give effect to the full subscription of this Offering. This table should be read in conjunction with the Company's financial statements and footnotes thereto included elsewhere in this Offering Memorandum.

                                              Actual          As Adjusted(1)

Long-Term Debt                             $     -0-             $     -0-
Stockholders' Equity
Preferred Stock, Par Value $.0001;
25,000,000 Shares Authorized, zero issued        -0-                   -0-
Common Stock, Par Value $.0001;
50,000,000 shares authorized

9,726,489 issued and outstanding                973
9,826,489 issued and outstanding                                      983

Additional Paid-In Capital                 $134,256               209,246
Retained Earnings                                -0-                   -0-

Total Stockholders' Equity                 $135,229              $210,229
Total Stockholders' Equity and
     Long- Term Debt                       $135,229              $210,229

(1) Assumes the Sale of 100,000 Shares of Common Stock

On February 1,1999 the Board of Directors authorized the Company to issue 100,000 units. See Description of "Units" included elsewhere herein.(which is hereby being offered) for the purpose of raising up to $100,000, before expenses, through a sale of the Common Stock pursuant to Regulation D, Rule 504 as of June 20,1998 the Company had sold approximately 1,915,000 shares of Common Stock pursuant to Regulation D, Rule 504, with proceeds of approximately $192 before expenses. On November 20, 1998 the Company had sold an additional 1,000,000 shares of Common Stock pursuant to Regulation D, Rule 504, with proceeds of approximately $100,000 before expenses.


Canadian Issuer:  N/A



ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2(a)  Plan of Operation

The Company is in the developmental stage and therefor has no revenue from operations in the current fiscal year.

In the current fiscal year of operation the company anticipates to have raised a total of $205,000 from the sale of its Common Stock pursuant to Rule 504 Regular D exemption. These funds in part were utilized to fund the start-up and development of the Company. The Officers and Directors have not been compensated to date. SEE Management Compensation included elsewhere herein.

The prime focus of Ameri-Can Railway Systems Inc. (ARS) is private wireless network management for railway traffic control and public safety. ARS designs, develops and commercializes new lines of railroad equipment products based on modern data acquisition, signaling, control and communications technologies. The Advance Warning System for railway level crossings is the first commercial product to be offered by ARS, and its technology is the foundation for an extensive family of wayside warning and wayside to train signaling products. The ARS objective is to build and design "State of the Art," signal systems that meet customer demands, that are cost competitive, and that are capable of standing up to the tough conditions of continuous use in the railway industry.

Railway crossing systems are one of the most important safety systems used by railroads. Canadian Pacific Railroad has agreed to test the ARS Advance Crossing System on its main line in Mississauga Ontario Canada. The audit and certification process is expected to take 60 to 180 days. Other major Canadian and associated U.S. railways that share signaling information and test results with CPR will automatically except positive test results, audited by CPR. It is anticipated that a number of other railroads will want to put the system through their own internal audit procedures, which will take 3 to 6 months. ARS will lease/rent crossing systems to each of its customers on a money back guarantee basis to gain approval at all targeted railways as soon as possible. This approach will secure test sites at the major class I and classes II railways in North America.

Certification of the ARS Advance Warning System by several Class I railways will guarantee acceptance of the system by the majority of Class II and Class III railways. Many Class II and III railways will forego testing if more than one Class I railway has certified the technology.

ARS plans to distribute the Advance Warning System through an exclusive distributorship with Geismar -Modern Track Machinery Inc. (Geismar/MTM). This ensures immediate exposure to the key decision-makers at every one of the 697 railways and 60 rapid transit authorities across North America, and guarantees ARS an entrance into the world market. Geismar/MTM has a worldwide sales network in over 100 countries. They are a premier manufacturer and distributor of light machinery and railway systems for the railroad industry. They command 60% of the US market and over 70% of the Canadian market. The alliance with Geismar/ MTM will enhance the company's ability to penetrate the market. The ARS management team will support the efforts of Geismar's sales representatives. The ARS Vice President of

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

Sales and Service will be mandated to build a North American field support network to service the railways directly insuring that ARS is immediately recognized in the market place.

Market Development and Future Key Customers:

ARS will use a four-step approach to develop business opportunities in national and international markets:

Identify and rank the decision-makers within each customer organization.
Develop client champions among the decision-makers.
Establish decision-makers within the targeted companies listing to include regions and divisions of the identified target.
Demonstrate the signal equipment at target accounts to insure a comprehensive, unified understanding of ARS' advantages, and identify problems for which ARS could contribute to cost effective solutions.


Publicity and Advertising:

The company will aggressively pursue the leading industry publications for editorial coverage, publicity and trade advertising.

Railway Age
Progressive Railroading
Modern Railway

The objective will be to create awareness of the company's products. Geismar/MTM will co-op with ARS on advertising.

Brochures and Technical Briefs:

ARS will produce a web site and product brochure to illustrate the Advance Warning System's features and benefits to railway executive, government transportation authorities and rail safety lobby groups. The company plans to have Geismar / MTM representatives distribute these brochures to customers. In addition they will be used in direct marketing campaigns.

ARS will publish Technical Briefs that provides technical and operational details. The briefs will be distributed over the web and in hard copy to the railway's signal engineers to evaluate the system.

Direct Mail:

The company will use direct mail to build awareness of the Advanced Warning System. The company will target senior officials at each railway as well as appropriate officials at municipal, state, provincial and Canadian US federal transportation authorities. By targeting these government officials, the company hopes to be able to "pull" product through the distribution channel.


Manufacturing Plan

Manufacturing and assembly will be by contractors for the foreseeable future, with care taken to ensure that ISO 9000 standards are maintained. The salient points are discussed below:


Procurement

All hardware will be specified and procured by ARS engineering staff. This critical function will be controlled to guarantee that only optimal hardware from the most reliable vendors (Motorola based) is used. A database of hardware component failures, which occur during manufacturing and test, will be

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

maintained in order to keep vital statistics on component failure rate for each part and for each vendor. This Quality Assurance program will meet ISO9000 standards.

Component Assembly

To avoid the high cost of establishing an assembly plant, this operation will be contracted out to a qualified assembly house. Future assembly may require in-house facilities to control production and reduce product cost.

Functional Testing

ARS' system will be tested in an environmentally controlled test chamber from -40 to +85 Degree C. In addition, vibration tables will be used to test the boards and sensors at variable vibration levels to detect assembly and component mechanical problems. Thermal Cycling is a well-documented process proven to expose failures in electronic components.

Circuit boards will be monitored during extended temperature cycling by a computer system, which will record the calibration, drift, induced noise and functionality over several thermal cycles. Each board is serialized and this data is saved permanently.

Final Quality Assurance

Contract manufacturers will assembly the ARS system. Company personnel will approve all product tests, in order to control the final acceptance and quality assurance operations before shipping.

The manufacturing area will be operated under the principles of "
Improved Product Reliability through Continuous Process Improvement" in accordance with ISO9000 standards.

2(a).1(ii)  Product Research and Development

During the coming fiscal year the company plans to complete the initial pre-production testing and complete the first rail carrier system audit and gain certification for the base Advance Crossing configuration using a single track system. Multiple track systems will be deployed later on in the fiscal year with logging of enhanced rail data information (timestamps, etc.) and support of remote upload of logging. Later releases in this fiscal year will alert vehicular traffic of train direction and speed, and provide support for Wide Area Network capability and TCP/IP protocol.

In future product releases the entry level crossing processor will be expanded to include other devices and functions that can build on the installed user-base. For example, the following products are in the design stages and add considerable value for the railway yet are relatively inexpensive to manufacture.

Hot box detector: This is a non-contact temperature measurement system, which will add-on to our sensors on the track which will allow the bearing journal temperatures to be monitored as the train rolls by at high speed. This is a major safety issue for the railway since the detection of a hot bearing can prevent a derailment.

Flat wheel detector: The use of a vibration sensor can be used to detect wheel with flat spots. The detection of flat spots will allow the offending cars to be decommissioned and repaired before additional damage to the rail occurs.

Wide area networking: Current radio technology can be upgraded to provide a higher speed communications capability and include locomotive mobile radios and work equipment monitoring.

Hazardous Materials Monitoring: Constant monitoring of tank cars or other vessels transporting hazardous materials, e.g. measures of temperature, pressure, evaporation, volatility, decomposition, and so forth.

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

Inter-modal Reefer Monitoring Systems: This is a wireless monitoring system for refrigerated railway cars (Reefers) which communicate with each ARS crossing system. This allows the reefers to report a health status and allows the railway to determine where the cars are located.

2(a) 1(iii)  Purchase or sale of Plant and Significant Equipment:
This is not anticipated to occur as all manufacture and most assembly is contracted out.

2(a) 1(iv) Significant Changes in Numbers of Employees: Full time employees are expected to grow to 8 over the next fiscal year.

2(a) 2   Interim Period:  N/A



ITEM 3.   DESCRIPTION OF PROPERTY

The company has no investments in plants or other property. The company presently leases office at the following locations.

Ameri-can Railway Systems, Incorporated
100 Walnut Street,
Champlain,
New York 12919
Tel: 518-298- 2042
Fax:518-298-2813

Small warehousing available, offices and meeting rooms when required.


Ameri-can Railway Systems, Incorporated,
3 Robert Speck Parkway,
9th Floor, Mississauga,
Ontario, L4Z 2G5
Tel: 905-276-661
Fax: 905-277-1232

Corporate Business Center, provides both large and small meeting rooms and other common space. We will lease 2 offices at 100 square feet each. Services are available on a charge per usage's bases ie:
answering phones, offices and typing services.



ITEM 4 -- SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) security ownership of certain beneficial owners.

 (1)           (2)                               (3)             (4)
               Name and Address                  Amount and      Percent of
 Title of      of Beneficial                     Nature of       Class
 Class         Owner                             Beneficial
                                                 Owner

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 Common        Sydney Harland                    CO-Founder        46.0
               2155 Winchester Court             4,520,239
               Burlington Ontario, Canada,
               L7P 3M7

 Common        Donald Hathaway                   CO-Founder        7.6
               5964 Ninth Line, Erin             750,500
               Ontario, Canada, N0B 1T0



(b) Security ownership of management.



 (1)          (2)                                (3)             (4)
 Title of     Name and Address                   Amount and      Percent of
 Class        of Beneficial                      Nature of       Class
              Owner                              Beneficial
                                                 Owner

 Common       Peter Ross                         Officer           1.4
              276 Chartwell, Oakville,           144,250
              Ontario, Canada, L6J 3Z9


 Common       Mark P. Miziolek                   CFO & Treasurer   0.6
              1450 Bayshire Drive,               63,000
              Oakville, Ontario, Canada,
              L6H 6E7

 Common       John  Andrews                      Director          1.0
              109 Lamplighter Lane               100,500
              Pontevedra, Fl 32082

 Common       Patrick R. Shea                    Director          1.0
              944 North Russell Road,            100,500
              Russell, Ontario. K4R 1C7

 Common       Robert M. Esecson                  Director          1.0
              5964 Ninth Line, Erin,             100,500
              Ontario, Canada, N0B 1T0

 Common       Peter Hoult                        Director          1.0
              110 East 55th Street               100,500
              11th floor
              NY, NY 10022




(c) Changes in control.

Common Stock controlled by the Chief Executive Officer and the other Co-Founder , both of whom are directors of the Company, own directly or beneficially 5,270,739 shares of the Company's Common Stock and will control more than 50% of the outstanding Common Stock if this Offering is fully subscribed. Therefore, they are in a position to elect all of the Company's Directors. The Company's Directors, in turn, elect all of the Company's executive officers. Accordingly, the principal shareholder and the other Co-Founder directly or indirectly will be able to control all of the affairs of the Company. Therefor there is no situation which would result in a change in control of the company.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


A)  Directors and Executive Officers of the Company are:

1) Name              Age    2)Position          3)Term,   Time Served

Sydney Harland         48   Chairman,CEO,       24 mo.       6 mo.
Peter Ross             55   President & COO     24 mo.       6 mo.
Mark Miziolek          41   CFO & Treasurer     24 mo.       6 mo.
Donald Hathaway        62   Director            24 mo.       6 mo.
Patrick Shea           50   Director            24 mo.       6 mo.
Robert Esecson         47   Dir.& Secretary     24 mo.       6 mo.
Peter Hoult            54   Director            24 mo.       6 mo.
John Andrews           45   Director            24 mo.       6 mo.


4) Business Experience:

Sydney A. Harland, M.C.Inst. M., 47, has been Chairman of the board of Directors, Chief Executive Officer of the Company since April 5, 1998. He is a co-founder of the company. From 1987 to 1998, Mr. Harland was President and sole stockholder, founder of Ameri-can Equipment Sales and Leasing Inc., engaged in developing and managing effective strategies, creating and executing sales and growth opportunities, marketing new products, design and manufacturing. 1995 to Present: Consultant to Ontario Hydro Technologies with a mandate to recognize opportunities and transfer technologies from Ontario Hydro's nuclear research into industry. 1993 to Present: Developed wireless advanced rail level crossing, signaling system that is less expensive than traditional systems, is expandable to accommodate other applications, easily installed and suitable to be remotely monitored. The system has completed its initial prototype trials and is ready for pre-commercial production. 1991: Developed Hi-Frequency electric inverter based 300 Hz system for railway track maintenance. Designed system from concept to finished product. Controlled all research and development, contract engineering and manufacture of product. Implemented warranty, service and parts policies. Established a North American market, sales and service network through a worldwide distribution network. 1987: Contracted to function as Vice President and General Manager of point of purchase advertising and manufacturing company. Increased markets share and profit by increasing sales, implementing management controls and information systems. Improved order entry, materials purchasing, production flow, quality, and billing. 1985: US Sales Manager, Geismar/Modern Track Machinery Inc., Chicago, Illinois. Manufacturer of rail maintenance equipment. Developed sales targets and strategies, customer pricing, and warranty policy. Pioneered sales of new equipment lines, creating need through equipment demonstrations, renting, leasing and closing sale when capital budgets were available. 1982: Regional Sales Manager, Western Canada, Tamper Canada, Toronto Ont. Manufacturer of railway track maintenance equipment. Syd was responsible for equipment sales, lease, and rental negotiations. New equipment specifications, parts supply, warranty policy and establishment of Western Canadian subsidiary. 1980: General Manager, Eveready Lincoln Mercury Sales Ltd. Kamloops, British Columbia. Contracted to restructure the company losing
$50,000 per month. The
company had an annual planning volume of 1,000 units. Restored company to break even in eight months, refinanced the company and positioned it for sale. Rationalized vehicle and parts' inventories, increased vehicle sales, part sales and service sales, reduced staffing level by ten percent. 1976: Sales Specialist Western Canada, Unit Rig and Equipment Company Tulsa, Oklahoma. Manufacture of open pit mining trucks. Responsible for product sales negotiation, product specifications, warranty policy, fleet upgrading, equipment erection and commissioning, development of after market sales and three parts depots with annual sales of $14-16 million. Mr. Harland received a 4 year Electrical Diploma from CP Tech., Montreal, Quebec, Canada and studied Business Administration and Marketing at Dawson College Montreal, Quebec, Canada. Mr. Harland has been elected a member of the Canadian Institute of Marketing and the American Railway Engineering and Maintenance-of-Way Association (AREMA), he is an entrepreneur, with extensive cross over experience in the railway, telecommunications, nuclear utility and mining industries. Mr. Harland has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Peter Ross, MBA, B.Sc., 55, Has been the President and Chief Operating Officer of the Company since May 28, 1998. From 1996 to 1998, Mr. Ross was President and Chief Operating Officer of Internet Payment Inc., a leader in the development of an Interac compliant electronic payments system over the Internet. From 1995 to 1996 Mr. Ross was the President and Chief Executive Officer Of Domal Envirotech Inc., a business engaged in the manufacture of rubber adjustment units and transition collars made from recycled tires and plastic waste. These products were designed and used to prevent roadway deterioration around manholes and catch basins. He invested in the company in 1995 and brought it from a start up R&D operation to a fully commercialized enterprise. He sold his position in the company in 1996. From 1994 to 1995, Mr. Ross was Vice President and Chief Operating Officer of Marr Electric Limited, a 15 million dollar manufacturing and distribution company serving the electrical Industry in the United States and Canada. He was hired to lead Marr through a period of restructuring involving cost reduction and product reengineering. From 1990 to 1993 Mr. Ross was Senior Vice President - Services and Corporate Secretary of Voyageur Insurance Company. Voyageur is the largest provider of travel insurance sold in Canada. With annual revenues of 100 million dollars. From 1985 to 1989 Mr. Ross was Senior Vice President of Services of Selkirk Communications Limited a public owned diversified communications company with annual revenues of 180 million dollars and over 1600 employees. The company is involved in radio, television and satellite communications. From 1976 to 1985 Mr. Ross was Consultant - Partner of Price Waterhouse where he specialized in computer technology, which included providing client services in software development and implementation, strategic planning and operation, computer hardware, telecommunications, production and distribution, Inventory management, financial management systems and sales and customer service support. From 1970 to 1976 Mr. Ross was Director, Systems/ Computer Services of Consolidated Bathurst a Canadian multi-national forest products and packaging company with annual revenues exceeding 1.5 billion dollars. Mr. Ross received his MBA, from McGill University, Montreal, Quebec, Canada and a B.Sc., from Sir George Williams University, Montreal, Quebec, Canada. Mr. Ross is a Certified Management Consultant (CMC), and a member of the Institute of Certified Management Consultants of Ontario.



Mark P. Miziolek, C.G.A., B.Com.,41, has been the Vice President and Chief Financial Officer and Treasurer of the Company since May 20,1998. From 1994 to 1998, Mr. Miziolek first held the positions of Treasurer and Chief Financial Officer, and was then promoted to President, Treasurer & CFO of Thornmark Holdings Inc./Thornmark Corporation. Thornmark is a privately held investment holding company with interests in industrial and residential real estate development and Great Lakes and ocean shipping. In his first position with the company he was responsible for financial planning, arranging financing and advising on portfolio investments. In his position as President, Treasurer & CFO he was mandated to improve corporate profit and cash flows from real estate and portfolio activities. Mr. Miziolek reorganized the company to take maximum benefit of tax loses, provide for greater shareholder liquidity and to restructure corporate debt. From 1981 to 1994 Mr. Miziolek held the positions of Assistant Controller and then in 1988 promoted to Controller of Upper Lakes Group Inc. One of Canada's largest dry bulk shipping companies with 21 vessels operating on the Great Lakes and in 4 vessels in ocean trades. Upper Lakes also has investments in related businesses of grain brokerage, shipbuilding and repair and vessel fuelling. Mr. Miziolek first responsibilities included financial statement preparation and analysis, budgeting, cash flow management and special projects. As controller he was responsible for annual and long term financial planning, statutory compliance and financial reporting through a staff of 5. He acted in all areas of corporate planning, budgeting, acquisition, finance, and treasury management. Mr. Miziolek received his B. Com., from the University of Toronto in 1983 and received his charter as a Certified General Accountant in 1989.


John Andrews, BA, MBA.,41, has been a Director of the company since June 3, 1998. Mr. Andrews is President and Chief Executive Officer of Sanga International Inc., a leader in the Java applications development market, addressing the growing need for enterprise caliber, 'outward-facing', Java applications. John joined Sanga in 1998 from CSX where he served most recently as Chief Information Officer. At CSX, he was also President and CEO of CSX Technology and a Senior Vice President of CSX Transportation. Prior to joining CSX from GTE in 1993, John served as the Vice President and General Manager of several business units, serving the health, government and telecommunications industries. During his career at GTE, he also held positions in field operations, engineering, planning, operations, finance and information technology. During his tenure at CSX, John brought national recognition to the corporation as an industry leader in technology and high performance organization. In 1996 and 1997, Computer World magazine named CSX Transportation to the Network 25 as an outstanding user of network technology in the world. In 1997 and 1998, CIO magazine honored CSX Transportation as a CIO 100 company of the year and as a top IT performer. In 1997 and 1998, Computer World magazine ranked CSX Corporation in the top 100 places to work in the information systems field, obtaining the number one spot in 1998. John's individual accolades include selection as a 1997 Visionary award winner by Communications Week magazine in 1998. In 1996, he was also a candidate for CIO of the year award by Information Week magazine. John is a member of the Conference Board's Council of North American Information Management Executives; National Defense Transportation Association's Transportation Advisory Board; NCR's Transportation Board of Directors; Computer World's Board of Directors North Florida Technology Innovation Corporation's Board; Harvard School of Government; and BMC Software Corporation's Board of Advisors. John holds a B.A. degree in Business Administration/Finance from Whitworth College and a Masters Degree in Business Administration form the University of Puget Sound. Mr. Andrews has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.



Donald B. Hathaway, B.Eng., B.Sc., MBA, FCMC, 62 has been a Director of the Company since June 3, 1998. He is a co-founder of the Company. Don Hathaway is the Managing Director and co-founder, NetFX Concepts Inc., begun in 1996 to pursue the commercialization of new and innovative technologies. In September 1997 NetFX was selected to act on behalf of one of Canada's largest telecommunications companies, targeting $10 million annually in early stage, high technology investments. While pursuing a career in electronics design and manufacturing, academia and management consulting over the last thirty years, he has also been an active entrepreneur, with interests in several small companies. He has been a partner in two national consulting firms and the president of two others, and he is a Past President and a Fellow of the Institute of Management Consultants of Ontario, and a Past President of the Institute of Management Consultants of Canada. He is active on several Boards, including Qnetix Inc. (Chair); Wordwrap Associates Inc.(Chair); Organization and Systems Design Inc. (Chair); The Uxmal Group; Keystone Enterprizes Inc.; Gate Technology Inc., and NetFX Concepts Inc. He is a former Governor of York University and he is currently on the University of Waterloo Advisory Council and The Financial Post's selection committee for the Leaders in Management Education Award. He has a B.Eng. (electrical) from Sir George Williams University (now Concordia), a B.Sc. in mathematics from the same university, and an MBA from York University. Mr. Hathaway has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Patrick R. Shea, 50 has been a Director of the Company since June 3, 1998 Pat Shea is the President and co-founder of Taima Corporation, a privately owned, Canadian-based company providing in-bound call center and related technical support services to the high growth internet, hardware and software market.

Currently operating across North America, it plans expansion into Europe and Asia Pacific within a year. In 1985 Pat Shea co-founded The PSC Communications Group (PSC), a high tech systems, consulting and OEM training company, which he positioned as Cisco's number one training partner worldwide (with offices in Canada, the US, Europe and Asia Pacific). While at PSC, he assumed the positions of President, CEO and Chairman of the Board. He sold the company in 1994, but retained executive leadership till he joined Taima in 1996. The company was renamed to Geotrain in 1997, and remains one of Ciscos's prime global training partners. He is still a shareholder and Director of Geotrain. He joined Bell Canada in 1969, and for 14 years (over two periods), he designed and managed numerous communications and systems projects in networks and telematics. He represented Bell Canada on various forums, including a committee of the United Nations International Telecommunications Union, focused on the harmonization of international services and standards, and chaired a related international advisory group to fast-track research and the implementation of advanced communication protocols. He worked at Royal Trust from 1978 to 1980, leading major initiatives in their quest to revamp their Information Systems programs. An entrepreneur by nature, with extensive knowledge in the establishment, management and financing of fast growth companies, Pat Shea is actively involved in several investments in the high tech sector, and serves on the board of various companies. He has a Diploma in Electronics from the Montreal Institute of Technology (1969). Mr. Shea has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

Robert M. Esecson, BS, JD, 47 has been a Director of the Company since June 3, 1998. Bob Esecson is the founder, Senior Managing Director and CEO of The Esmarox Group, LLC, an Investment banking and business advisory firm specializing in comprehensive services to public and private middle-market companies. The Esmarox Group develops and implements creative marketing programs and strategic growth/expansion plans to increase the profitability of client firms. It is actively involved in corporate divestitures, raising and investing venture capital, and negotiating and structuring M&A transactions. Trained as a lawyer, and an entrepreneur in his own right, Bob Esecson has a comprehensive background in finance, management, and consulting businesses. He has held senior executive positions at a merchant and investment-banking firm and at several financial services firms. He earned BS in Management and Accounting from Bentley College in Waltham, Massachusetts and a JD from the New England School of Law in Boston. Mr. Esecson has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.


Peter J. Hoult, BA., 54, has been a Director of the Company since June 3, 1998. In 1993 Peter Hoult formed the international strategic marketing and consulting practice which he operates from North Carolina and Toronto, Ontario. Upon graduation from university in 1965 he joined Unilever in London, England as a management trainee while attending the London School of Economics in the doctoral program.. In 1967 he formed his own market research company in London with an American partner and conducted studies in all parts of the world. In 1972 he joined RJR Tobacco as the International Research Director. He worked for RJR until 1990, living in many locations including Geneva, Hong Kong, Toronto, and North Carolina His roles included Executive Vice President Marketing, RJR Tobacco International; President and CEO, RJR Canada; and Executive Vice President US Operations responsible for Marketing, R and D, Manufacturing, and various free-standing subsidiaries. He joined Northwest Airlines in 1990 as Executive Vice President Marketing, Sales, and Strategic Planning. He has taught international marketing courses at the Babcock Graduate School of Business Management at Wake Forest University, and is currently teaching at the Fuqua Graduate School of Business at Duke University in North Carolina, while continuing to serve his key clients. Peter Hoult graduated from the University of Reading with an Upper Second Honours degree in Psychology in 1965 and he has completed the course work for a doctorate at the London School of Economics. Mr. Hoult has assured the Board of Directors that his other business shall not be in conflict with the interest of the Company.

5) Directorships Held In Reporting Companies:

Donald B. Hathaway Qnetix Inc. (Chairman), Alberta Stock Exchange

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B Significant Employees:

1) Name            Age   2)Position                 3)Term    Time Served

Shabir Gova         32   VP, Technology             24 mo.,     6 mo.
Gary S. Johnson     38   VP Marketing               24 mo.,     6 mo.
Susan MacStravick   49   Dir.,Investor Relations    24 mo.,     6 mo.


4) Business Experience:

Shabir Gova B.Sc., P. Eng., 32, has been Vice President, Technology of the company since April 5, 1998. From 1990 to 1998, Mr. Gova worked for Shlumberger Systems & Services Canada Limited, and has held the following positions, Design engineer, Senior Design Engineer, Manager, Systems Services & Development, Manager, Technology and Development - Canada, Director, Information Technology - Canada. Mr. Gova, has progressive experience in Software/ Firmware systems design and development, Interactive DOS and Windows based software applications (employing an object- oriented framework) used to remotely program, read and provide a graphical analysis of data gathered by monitoring devices. Real time multitasking embedded systems used for high-speed data acquisition and storage. Graphical User Interfaces used as a front -end for various existing software applications. C++ Class Libraries used as the core technology for software under development. From 1989 to 1990 Mr. Gova was Software Development & Systems Support Analyst, for IBM Canada Limited. Mr. Gova was responsible for automation of the SIMM prototype fabrication laboratory. Mr. Gova received an Honours Bachelor of Applied Science in Systems Design Engineering, Options in Management Science and Computer Engineering, from the University of Waterloo, Ontario, Canada. Mr. Gova is a member of the IEEE.

Gary S. Johnson, MBA, B.Sc., 38, has been Vice President, Marketing of the company since April 5,1998. From 1996 to 1998, Mr. Johnson was Marketing Manager, Ontario Hydro Technologies the largest electrical technologies provider in North America. Mr. Johnson was responsible for rapid growth in providing technology services to the electric utility industry in the U.S., Mexico and Canada. From 1989 to 1996 Mr. Johnson worked for Schlumberger Limited, Electricity Division a world leader in the metering industry. He started his career with Schlumberger as Product Manager Core Products and Automatic Meter Reading Technology (AMR). He was responsible for electromechanical meters and remote communication meter technology. In 1991, he was appointed too the position of Marketing Manager, where he was responsible for the launch of electronic metering and (AMR) in Canada. In 1994, Mr. Johnson was appointed to the position of Director, Utility Services Group. He was responsible for P&L, 142 employees, and Contracting services to electricity, water and gas utilities across Canada. From 1988 to 1989, Mr. Johnson was the Marketing Manager Semi-conductors Philips electronics Limited. He was responsible for the development and implementation of strategic plans for 14 major semi-conductor component product lines, and sales support to companies such as Northern Telecom, Ford electronics. Mr. Johnson received his MBA, and B.Sc. Electrical Engineering from Queens University in Kingston, Ontario, Canada.


Susan Boyd MacStravick Hon. B. A., 49 has been the Director of Investment Relations of the Company since April 5,1998. From 1987 to 1998, Ms. Boyd McStravick was President of Susan Boyd Associates contracted as Editor of The Mariposa Group, Vista Communications, The Sonar Group, and The Hughes Group. From 1985 to 1987, Ms. Boyd McStravick was Vice President of Clarendon Communications Ltd. From 1984 to 1985 Ms. Boyd McStravick was Manager of National Media Relations, Mc Master University. From 1972 to 1983 Ms. Boyd MacStravick was Information Officer, then Director of Public Affairs and Media Relations, University of Western Ontario. Ms. Boyd MacStravick's, assignment experience includes, producing video scripts, investor relations and communications, advisor work for the Toronto Stock Exchange, analysts for the financial community in pre and post offering phases for new equity issues aimed at gaining national and international media coverage. Her focus was Canadian and American high tech and resource companies (e.g. Robert Freidland, Gemini Technologies). Ms. Boyd MacStravick has written and edited magazines, newsletters and brochures. Her media relations clients include HRH Prince Phillip, Malcolm Muggeridge, Germaine Greer, Margaret Mead, William F. Buckley,

Jr., Alvin Toffer and Ralph Nader. Ms. Boyd MacStravick organized and orchestrated international media attendance, coverage, daily multiple press conferences (300 plus senior writers and editors) for 7,000 scientists attending Sixth International Congress of Immunology (1986), and Sixth International Congress of Genetics
(1988). Ms. Boyd MacStravick, provided investor support for Second Century Fund's multi-million dollar capital campaign for University of Western Ontario, and devised ground breaking marketing materials for it's launch. Ms. Boyd devised a communication strategy for a major multi-national pharmaceutical company that included writing speeches for senior management to stem a potentially disruptive corporate merger. Ms. Boyd MacStravick received her Hon. B.A., form University of Toronto 1971, Postgrad Journalism Diploma, from University of Western Ontario 1972, (UWO Ivey School of Business, Marketing Management 1979). Ms. Boyd MacStravick has assured the Board of Directors that her other business shall not be in conflict with the interest of the Company.

C) Family Relationships:    N/A

D) Involvement in Certain Legal Proceedings:

1) Bankruptcy:      N/A

2) Criminal Proceedings:      N/A

3) Being Subject to any Order, Judgment, or Decree:     N/A


4) Being found by a court of competent jurisdiction (in a civil action) the Commission on the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and
the judgment has not been reversed, suspended, or vacated:    N/A



ITEM 6. EXECUTIVE COMPENSATION

The Officers of the company currently are forgoing their compensation until which time the Company has raised sufficient capital to fund the anticipated compensation.


Summary Compensation Table
Annual Compensation                                     Long Term Comp.
A                 B      C          D         E              F

                                             Other         Restricted
Name and                                     Annual        Stock
Principal                                    Com-          Awards
Position        Year  Salary $    Bonus $    pensation     $000.1

Sydney Harland    98     0           0          0             0
Peter Ross        98     0           0          0           28,750
Mark Miziolek     98     0           0          0           12,500

6) Definitions:

Incentive Compensation Plan

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Equity Incentive Plan:

On June 20,1998 the Company adopted the Equity Incentive Plan (the "Equity Plan"). The purpose of the Equity Plan is to provide directors, officers and certain key employees with additional incentives by increasing their proprietary interest in the Company.
As of June 20,1998, there were 4,500,000shares of Common Stock reserved for issuance under the Equity Plan pursuant to stock options and stock awards. Options granted under the Equity Plan may be either Incentive Stock Options (as defined in the Internal Revenue Code of 1986, as amended) or Options which do not qualify as incentive stock options ("Non-Qualified Options"). The exercise price of all Incentive Stock Options granted under the Equity Plan may not be less than the fair market value of the underlying Common Stock at the date of grant. In the event that an optionee owns more than 10% of the voting power or value of all classes of stock of the Company, the minimum exercise price of the Incentive Stock Option may not be less than 110% of the market value of the underlying Common Stock at the date of grant. No Option may be exercised after 10 years from the date of grant (5 years for optionees who are greater than 10% stockholders). The Equity Plan will be administered by a committee of two or more non-employee members of the Company's Board of Directors. Options are transferable only with the written approval of the Committee. An option to purchase 1,969,998 Shares of the Company's Common Stock has been granted to the Founders, Directors, Executive Officers and certain consultants of the Company. The options have a term of five (5) years and vested upon the date of grant. It was resolved to issue to the founders, Directors, and Officers a pro-rata increase in their respective shareholdings of twenty-five in response to progress in meeting corporate goals related to key milestones in the development and testing of the technology, securing a test site with a major Class I Railway, in operations, and in the raising of capital. SEE: options SAR Grants table elsewhere within.

NOTE: see Options/SAR Grants Table re: 500,000 shares granted to consultants elsewhere within.

Under the Equity Plan, a director who is not otherwise an employee of the Company ("Non-Employee Director") is granted in July of each year that he serves as a director, a Non-Qualified option to Purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the underlying Common Stock at the date of grant. Each option is for a term of ten years and can be exercised immediately. Except for the foregoing, non-employee directors are not otherwise eligible to receive options, awards or other rights under the Equity Plan.

The Equity Plan also provides that the officers, independent contractors, consultants and employees of the Company may receive, without payment, awards of Common Stock, cash or a combination thereof in respect of the attainment of certain performance goals determined by the Board of Directors, under the Incentive Compensation Plan or otherwise.

The Equity Plan also provides that stock appreciation and depreciation rights may be granted in tandem with, or independently of, options granted under the Equity Incentive Plan (except for non-employee directors). However, stock appreciation rights granted in tandem with an Incentive Stock Option may be granted only at the time such option is granted, and Stock depreciation rights may not be granted in connection with an Incentive Stock Option.

Under the Equity Plan, participants in the Equity Incentive Plan other than non-employee directors may be granted the right to exercise their options by surrendering all or part of the option (to the extent then exercisable) and receive in exchange an amount payable by the Company in cash or Common Stock (valued at the then fair market value) or a combination thereof equal to the excess of the then fair market value of the shares issuable upon exercise of the option or portion thereof surrendered over the exercise price of the option or portion thereof surrendered. Generally, options that are exercisable at death or disability or termination for cause may be exercised at any time prior to the expiration of the option but not more than three months after the date of termination, unless the option has vested.

On June 20, 1998 the Company adopted the Incentive Compensation Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to attract, motivate and retain key employees of the Company. Employees of the Company are eligible to participate in the Incentive Plan. Each participant shall be eligible to receive a performance award under the plan as computed on measured performance, equal to a predetermined percentage of annual salary at the beginning of the Company's fiscal year. The maximum eligible award by component is: profit performance - 50%, budget discipline - 30%, subjective - 20%. The profit performance segment relates directly to the achievement of certain goals set at the beginning of the year. The budget discipline segment is based on the approved budget for the year. The subjective segment relates to the total performance of the participant as determined by the Chief Executive Officer and/or the Board of Directors. No profit performance award will be given if the Company does not achieve at least 80% of its profit plan for the year. The Board of Directors reserves the right to modify, change and/or delete components or the entire Incentive Compensation Plan. Consultants and/or other independent contractors may be eligible to participate in the Incentive Compensation Plan.

(7) Location of specified Information:       N/A


B) Summary Compensation Table:           N/A

C) Option/SAR Grants Table:

NOTE: CERTAIN COMPANY CONSULTANTS WERE GRANTED 500,000 COMMON
SHARES AT $000.1 SUBJECT TO THE TERMS OF THE COMPANYS CONTRACT WITH IDAHO CONSULTING SERVICES, INC. THE GRANTS EXPIRE JULY 1, 2003 AND ARE SUBJECT TO A TWO YEAR LOCK-UP AGREEMENT. (SEE: LOCK-UP AGREEMENT ELSEWHERE WITHIN.)

Security ownership and options/SAR Grants CO-Founders:


 (1)         (2)                          (3)             (4)
             Name and Address             Amount and      Option/SAR
 Title of    of Beneficial                Nature of       Grants @ $0.11
 Class       Owner                        Beneficial
                                          Owner

 Common      Sydney Harland               CO-Founder      Grants @ $0.11
             2155 Winchester Court,       4,520,239       1,130,069
             Burlington Ontario, Canada,                  Expires on 2/18/04
             L7P 3M7

 Common      Donald Hathaway              CO-Founder      Grants @ $0.11
             5964 Ninth Line, Erin,       750,500         187,625
             Ontario, Canada, N0B 1T0                     Expires on 2/18/04


Security ownership and options/SAR Grants of Directors and Officers:



 (1)        (2)                           (3)             (4)
 Title of   Name and Address              Amount and      Option/SAR
 Class      of Beneficial                 Nature of       Grants @ $0.10
            Owner                         Beneficial
                                          Owner

 Common     Peter Ross                    President &     Grants @ $0.10
            276 Chartwell, Oakville,      COO             36,023
            Ontario, Canada, L6J 3Z9      144,250         Expires on 2/18/04

 Common     Mark P. Miziolek              CFO &           Grants @ $0.10
            1450 Bayshire Drive,          Treasurer       15,750

            Oakville, Ontario, Canada,    63,000          Expires on 2/18/04
            L6H 6E7


 Common     John Andrews                  Director        Grants @ $0.10
            109 Lamplighter Lane          100,500         25,125
            Pontevedra, Fl 32082                          Expires on 2/18/04

 Common     Patrick R. Shea               Director        Grants @ $0.10
            944 North Russell Road,       100,500         25,125
            Russell, Ontario. K4R 1C7                     Expires on 2/18/04

 Common     Robert M. Esecson             Director        Grants @ $0.10
            5964 Ninth Line, Erin,        100,500         25,125
            Ontario, Canada, N0B 1T0                      Expires on 2/18/04

 Common     Peter Hoult                   Director        Grants @ $0.10
            110 East 55th Street          100,500         25,125
            11th floor                                    Expires on 2/18/04
            NY, NY 10022





D) Aggregated Option/SAR Exercises and Fiscal Year-End Options/SAR Value
   Table:      N/A

E) Long Term Incentive Plan ("LTIP") Awards Table:           N/A


F) Compensation of Directors:

1) Standard Arrangements:

1.   Term

Directors are appointed for a term of twenty-four(24) months, to commence upon the date of your acceptance of the Appointment.

2.   Compensation

Save and except for the share options set out below and 100,000 common shares of the Company at a nominal value you shall receive no compensation for your services or efforts as a Director. Provided that should you, for any reason resign your Directorship prior to the expiration of the term of your appointment hereunder, the Company has the right to repurchase and you must sell to the Company all of these 100,000 common shares at their par value.

3.   Expenses

Directors will be forthwith reimbursed by the Company for all expenses incurred in the course of fulfilling there duties as a Director, including the full cost of travel, food and hotel accommodation associated with your attendance at meetings of the Board of Directors.

4.   Share Option Plan

Each Director shall be entitled to purchase fifty thousand (50,000) common shares of the Company at fair market value per share, for each year of the Term that the Director completes as a Director, however, the

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

shares which underlay the option referable to any given year do not vest in the Director until the expiry of that year. Should the Director resign the position of Director or should his or her Appointment be terminated prior to the completion of any given year, then the shares referable to that year shall be forfeited upon repayment to the Director of the cost of exercising the option for that year.

5.   Attendance at Board Meetings

Directors are required to attend all Board Meeting. Absence from any two (2) consecutive Board Meetings shall constitute the tendering of the Directors resignation from the Board.

Under the Equity Plan, a director who is not otherwise an employee of the Company ("Non-Employee Director") is granted in July of each year that he serves as a director, a Non-Qualified option to Purchase 10,000 shares of Common Stock at an exercise price equal to the fair market value of the underlying Common Stock at the date of grant. Each option is for a term of ten years and can be exercised immediately. Except for the foregoing, non-employee directors are not otherwise eligible to receive options, awards or other rights under the Equity Plan.

2) Other Arrangements:    N/A

Employment Contracts and Termination of Employment and in-control arrangements.

The Company has entered into employment contracts with its Executive Officers. The terms of the contracts provide for provisions to terminate the parties at any time as stipulated under the conditions of their individual contracts. Mr. Harland's contract is for a term of 5 years and he is to be compensated in the amount of $100,000 per year plus bonus. Mr. Ross is contracted for 2 years and is to be compensated in the amount of $61,000 per year plus quarterly stock options. Mr. Miziolek is compensated in the amount of $45,00 per year plus semi-annual stock options. The compensation packages of the Officers shall be reviewed from time to time by the Directors of the Company. The Officers have agreed to forgo Compensation until the Company is successful in raising initial financing in the amount of $1,000,000

1)Employment Contracts Executive Officers

Sydney Harland    see:  Exhibits

Peter Ross        see:  Exhibits

Mark Miziolek     see:  Exhibits


2)Reports on re-pricing of options/SARs.     N/A


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


The Company, a developmental-stage company, was incorporated in New Hampshire on May 4, 1998. The Company was formed to manufacture and sell railway level crossings to the railroad industry. The Company may be deemed a successor company, in fact, to Ameri-Can Equipment Sales and Leasing, Inc. (the "Predecessor"), a Canadian corporation,. Accordingly, the financial statements of the Predecessor are included elsewhere herein. The Company and the deemed Predecessor have common ownership. In management's opinion, ARS does not have, in fact, a Predecessor. On May 11,1998 the Company acquired certain assets, from the deemed Predecessor, such as, the assignment of outstanding proposals, purchase orders and other agreements, relationships and goodwill in exchange 50,000 shares of its Common Stock The Company's principal shareholder was the principal shareholder of the deemed Predecessor. Additionally, the Company, issued to the principal shareholder 4,520,239 shares of its $0.0001 par value, Common Stock, these shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended

("the Act"), in exchange for certain assets, including the assignment of patents and a non-compete agreement. The transaction was accounted for under the Purchase Method of Accounting.

On June 1, 1998, subject to the Company's due diligence, the Company issued 1,555,000 shares of Common Stock $0.0001 par value per share to its Officers, Directors some of which the Company deems to be founders, and certain initial investors for $5,000 cash and other valuable considerations. These shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended ("the Act"), and the exemption from registration under
Section 4(2) of the Securities Act. See "Risk Factors--Shares Eligible for Future Sale" and "Principal Shareholders" herein, as to 4,520,239 shares issued to a person who may be deemed to be "affiliates" of the Company or defined in Rule 405 under the Securities Act of 1933, although such person does not hereby admit that they are affiliates.

ITEM 8.  LEGAL PROCEEDING:

A) None
B) None


ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

A)Market Information:

Principal markets where Stock is traded:

There is no trading market for the Common Stock, and no assurances can be given that a trading market will develop or continue. If no market develops, it may be difficult or impossible for holders of shares to sell them.

(i)     N/A
(ii)    N/A

2)  (i)   4,700,000 common shares

   (ii)   N/A

   (iii) 895,000 common shares

B) Holders of each class of common equity:   70

C) Dividends:     N/A



ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEED FORM REGISTERED SECURITIES

Question 1-5

On May 11,1998 the Company acquired certain assets, from the deemed Predecessor, such as, the assignment of outstanding proposals, purchase orders and other agreements, relationships and goodwill in exchange for 50,000 shares of its Common Stock The Company's principal shareholder was the principal shareholder of the deemed Predecessor. Additionally, the Company, issued to the principal shareholder
4,520,239 shares of its $0.0001 par value, Common Stock, these shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended ("the Act"), in exchange for certain assets, including the assignment of patents and a non-compete agreement. The transaction was accounted for under the Purchase Method of Accounting.

On June 1, 1998, subject to the Company's due diligence, the Company issued 1,555,000 shares of Common Stock $0.0001 par value per share to its Officers, Directors some of which the Company deems to be founders, and certain initial investors for $5,000 cash and other valuable considerations. These shares, were issued, in reliance on the "private placement" exemption under the Securities Act of 1933, as amended ("the Act"), and the exemption from registration under Section 4(2) of the Securities Act.

June 20,1998 the Company had sold approximately 1,915,000 shares of Common Stock pursuant to Regulation D, Rule 504, with proceeds of approximately $192 before expenses.

November 10, 1998 the Company had sold approximately 1,000,000 shares of Common Stock pursuant to Regulation D, Rule 504, with proceeds of approximately $100,000 before expenses.

On February 1,1999 the Board of Directors authorized the Company to issue 100,000 units. See Description of "Units" included elsewhere herein.(which is hereby being offered) for the purpose of raising up to $100,000, before expenses, through a sale of the Common Stock pursuant to Regulation D, Rule 504.

The Company's directors and officers, who do not receive compensation for such efforts, make this offering. The Company does not have an underwriter or selling agent. It reserves the right to engage one or more licensed brokers or dealers for a sales commission up to 10% plus a 3% non-accountable due diligence and expense allowance, and to pay up to a 5% finder's fee, to the extent lawful. Any such payments would reduce the net proceeds to the Company. The Shares are offered on a "best efforts" basis subject to no minimum sale proceeds. The Company sold securities to Accredited and Non-accredited investors.

This Offering was made under an exemption from registration provided by Rule 504 of Regulation D under the United States Securities Act of 1933.

Question 6 N/A


ITEM 11. DESCRIPTION OF SECURITIES:

Common or Preferred shares

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock, $.0001 par value per share (the "Common Stock"). There are currently 9,826,489 shares of Common Stock outstanding of which 6,811,489 shares of Common Stock is subject to a "Lock-up Agreement" described elsewhere herein. Additionally, the outstanding Common Stock excludes 1,969,998 shares reserved for the issuance pursuant to the grant of Common Stock options to the Founders, Directors, Executive Officers and certain of the Company's consultants SEE : Options/SAR Grants Table elsewhere within 200,000 shares of Common Stock which would be issuable upon the exercise of all A and B Warrants.

Subject to any superior rights of any outstanding preferred stock of the Company, the holders of Common Stock (i) have equal rights to dividends from funds legally available therefor, when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meeting of shareholders. All of the shares of Common Stock now outstanding are fully paid and non-assessable and all shares of Common Stock which are the subject of this Offering, when issued, will be fully paid and non-assessable. Holders of Common Stock of the Company do not have cumulative voting rights, which means that the holders of a majority of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected by the holders of the Common Stock if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.


Warrants

Each of the 100,000 Units being offered consists of one share of Common Stock and one A Warrant and one B Warrant. Each A Warrant and B Warrant is immediately detachable and separately tradable. Each A Warrant evidences the right to purchase one share of Common Stock at a price of $1.25 per share. Each B Warrant evidences the right to purchase one share of Common Stock at a price of $1.75 per share. The A Warrants and the B Warrants may be exercised for a 60-month period commencing May 30, 1999. The A and B Warrants' exercise prices and number and kind of Common Stock or other securities and properties to be obtained upon exercise of the Warrants are subject to adjustments in the event of stock dividends on, or a subdivision, (stock split) of or consolidation (reverse stock split) of the Common Stock, or the issuance of certain rights or warrants to all holders of its Common Stock to purchase Common Stock at less than market price or upon other distributions (other than cash dividends) to all holders of Common Stock.

All the A and B Warrants are redeemable by the Company commencing upon written notice of not less than 30 days, at a redemption price of $0.02 per Warrant. Any Warrant so called, and not exercised by the time and date (the close of business on the business day prior to redemption) as specified in the redemption notice, will expire on the books of the Company and will have no value thereafter except the right to receive the redemption price upon surrender by the redemption unless a later date is stated in the notice.

The Warrants are exercisable by tendering to Atlas Stock Transfer, 5899 South State Street, Salt Lake City, Utah 84107 (the "Warrant Agent") the appropriate exercise price along with the Warrant Certificate (with the Election to Purchase section on the reverse side of the Certificate properly filled out). The Company shall then issue and sell fully paid and non-assessable Common Stock to the Warrant holder as specified on the Certificate so tendered. Payment of the exercise price shall be made by certified check or bank draft made payable to the order of the Company. Holders of the Company's A Warrants and B Warrants, however, may not exercise such Warrants unless, at the time of exercise, a registration statement registering the shares of Common Stock issuable upon exercise of such Warrants is effective and such shares have been registered under the Securities Act and are qualified or are exempt under the securities laws of the state of residence of the holder thereof. The Company intends to file with the Securities and Exchange Commission a registration statement registering the shares of Common Stock underlying such warrants and intends to have such registration statement become effective. However, there can be no assurances that such a registration statement shall become effective. For further information, reference is made to the Warrant Agreement, a copy of which may be obtained from the Company.

There is no established trading market for the A Warrants and the B Warrants and the Company does not expect that such a market will develop, or that any such market that may develop will be sustained. In general, Warrants may be anticipated (but are not guaranteed) to have a value roughly equal to the excess (if any) of the Common Stock trading price (if any) above the Warrant's exercise price. However, a redemption call may reduce any such value to an extent that cannot be determined in advance, depending upon the supply of and demand (if any) for the Warrants.

The holders of the A Warrants and the B Warrants will not have any of the rights or privileges of shareholders of the Company (except to the extent they own Common Stock of the Company) prior to the exercise of the A Warrants and/or B Warrants.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more classes or series, each class or series of which shall have the voting rights, designations, preferences and relative rights as fixed by resolution of the Company's Board of Directors, without the consent or approval of the Company's shareholders. The Preferred Stock may rank senior to the Common stock as to dividend rights, liquidation preferences, or both, and may have extraordinary or limited voting rights. There are currently no shares outstanding and no plans to issue any.

Authorization and Discretionary Issuance of Preferred Stock. The Company's Board of Directors may issue from time to time up to 25,000,000 shares of Preferred Stock without shareholders approval, with dividends, liquidation, conversion, voting or other rights and preferences which could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of shares of Preferred Stock could under certain circumstances make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. There are no shares of Preferred Stock outstanding, and no present plans to issue any. See "Description of Securities".

B) Debt Securities: N/A


Others Securities To Be Registered:   N/A


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's charter or bylaws provide for the Company to defend, protect and hold harmless its officers, directors and employees from any lawsuits, legal action and or other actions which may result from the officers, directors and employees discharging their legal duties.


ITEM 13.  FINANCIAL STATEMENTS


 Exhibit No.1 See Index



ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable




ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS.

10SB


2. Plan of acquisition, reorg.,
   arrgmnt, liquid. or succession.               None in Place

3.(i) Articles of Incorporation

 (ii) By-laws                                    Exhibit No.2 See Index

4. Instruments defining the rights
   of holders, include. indentures               N/A

5. Opinion re: legality                          Exhibit No.3 See Index

6. No exhibit required

7. Opinion re: liquidation preference            N/A

9. Voting trust agreement                        NONE

10. Material contracts                           Exhibits No. 4 See Index


11. Statement re: computation of per             N/A
    share earnings


12. No exhibit required


14. Material foreign patents                     N/A


15. Letter on change in certifying
    accountant                                   N/A

21. Subsidiaries of the registrant               NONE

23. Auditor's Consent                            Exhibit No. 23 - See Index

24. Power of attorney                            N/A

27. Financial Data Schedule                      Exhibit No. 27 - See Index

99. Additional Exhibits                          N/A

EXHIBITS INDEX


Exhibit No. 1          Financial Statements for Ameri-can Railway Systems,
                       Incorporated and the Predecessor Ameri-can Equipment
                       Sales and Leasing, Inc.


Exhibit No. 2          (i) Articles of Incorporation dated: May 4th 1998.

                       (ii) By-laws.


Exhibit No. 3          Opinion re: legality.


Exhibit No. 4          Material contracts.

                       Contract with Idaho Consulting services, Inc. Consulting Agreement, Ameri-can Inc.
                       Consultant Agreement, Peter Ross Associates
                       Appointment Letter, Mark P. Miziolek
                       Service,Agreements,  Shabir Gova
                       Service Agreement, Gary Johnson
                       Service Agreement, Susan MacStravick
                       Board Appointment, Don Hathaway
                       Board Appointment, Patrick Shea
                       Board Appointment, Robert Esecson
                       Board Appointment, Peter Hoult
                       Board Appointment, John Andrews
                       Lock-up Agreements, Officers, Directors and
                         Significant (Consultants) Employees
                       Non-compete Agreements, Officers, Directors and
                         significant (Consultants) Employees
                       License Agreement Sydney Harland to Ameri-can
                         Railway Systems, Incorporated
                       Patent Application confirmation
                       Ameri-can transfer of assets to Ameri-can
                         Railway Systems, Incorporated

Exhibit No. 23         Auditor's Consent

Exhibit No. 27         Financial Data Schedule